Exhibit 12(a)

General Electric Capital Corporation
and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
(Dollars in millions)	2005	2004	2003	2002	2001

Earnings from continuing operations	$8,666	$7,818	$6,070	$5,339	$4,716
Provision for income taxes	940	1,410	1,103	652	1,093
Minority interest	155	159	82	89	78
Earnings from continuing operations before
income taxes and minority interest	9,761	9,387	7,255	6,080	5,887

Fixed Charges:
Interest	14,252	11,062	9,846	9,391	9,998
One-third of rentals(a)	330	308	275	300	307
Total fixed charges	14,582	11,370	10,121	9,691	10,305
Less interest capitalized, net of amortization	(72)	(37)	(23)	(38)	(88)

Earnings from continuing operations
before income taxes and minority
interest plus fixed charges	$24,271	$20,720	$17,353	$15,733	$16,104

Ratio of earnings to fixed charges	1.66	1.82	1.71	1.62	1.56

(a)	Considered to be representative of interest factor in rental expense.